Exhibit 99.3

Suite 1128- 789 W. Pender St. Vancouver, British Columbia, V6C 1H2	Phone: 604-247 -2639 Fax: 604-566- 9233 TSX-V: NPH OTCQB: NUVPF

NEWS RELEASE

VANC Pharmaceuticals Appointment of Mr. David Hall to its Board of Directors

January 21, 2016 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets, is pleased to announce the appointment of Mr. David M. Hall to VANC’s Board of Directors.

Mr. Hall is currently Chairman of RepliCel Life Sciences and a consultant to the life sciences industry.  Mr. Hall served as CEO and President of RepliCel Life Sciences (the “RepliCel”) from 2012 through 2015.  He has been instrumental in diversifying RepliCel’s cell therapy programs from a single program focused on pattern baldness to three current clinical programs addressing chronic tendinosis and aging, sun damaged skin and pattern baldness as well as the development of a new dermal injector device for the delivery of cells, drugs, biologics and dermal fillers.  Prior to RepliCel, Mr. Hall consulted to government, pharma industry, biotech, eHealth and NGO’s for two years.  For the prior 15 years, Mr. Hall was a business founder, CFO, CCO, Treasurer and Secretary of Angiotech Pharmaceuticals Inc.

Mr. Hall is a Past Chair and board member of Life Sciences BC and current director of Providence Health Care Research Institute.  He is the author of Life Sciences BC’s position papers for the Premier’s Competition Council Report and Conversation on Health.  Mr. Hall was also a member of the BC Task Force on PharmaCare and serves on the board of directors of the Advantage BC. Mr. Hall holds an Honours degree in Economics and an Honours degree in Finance from the University of Manitoba.

The Company also wishes to announce that it has granted an aggregate of 1,700,000 incentive stock options to the directors, officers and consultants of the Company, pursuant to the terms and conditions of the Company’s stock option plan at $0.35 per share subject to regulatory regulations.

On behalf of

VANC Pharmaceuticals Inc.

Eugene Beukman

Corporate Secretary

ebeukman@vancpharm.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.